SECURITIES AND EXCHANGE COMMISSION

Washington, DC

FORM U-6B-2

Certificate of Notification

Certificate is filed by: Ohio Edison Company ("Ohio Edison" or the "Company"), a wholly owned subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of securities:

In connection with the issuance and sale on behalf of the Company by the Ohio Air Quality Development Authority (the "Air Authority") of a series of State of Ohio Pollution Control Revenue Refunding Bonds, Series 2005-A, in the principal amount of $100,000,000 (the "Air Bonds"), and by the Ohio Water Development Authority (the "Water Authority") of a series of State of Ohio Pollution Control Revenue Refunding Bonds, Series 2005-A, in the principal amount of $6,450,000 (the "Water Bonds", together with the Air Bonds, the "Revenue Bonds"), Ohio Edison delivered to J.P. Morgan Trust Company, National Association, as trustee (the "Trustee"), an Air Quality Facilities Note, Series 2005-A with respect to the Air Bonds and a Waste Water Facilities Note, Series 2005-A with respect to the Water Bonds (each a "Note" and collectively, the "Notes"), each in the same principal amount of and containing other provisions corresponding to the related Revenue Bonds. Each Note was issued pursuant to a separate Loan Agreement dated as of April 1, 2005 (collectively, the "Loan Agreements") between the Company and the respective Authority. The respective Authority issued the related Revenue Bonds pursuant to separate Trust Indentures with the Trustee, each dated as of April 1, 2005 (collectively, the "Trust Indentures").

Concurrently with the issuance of the respective Revenue Bonds, the Company entered into separate Insurance Agreements dated as of April 1, 2005 (collectively, the "Insurance Agreements") with Ambac Assurance Corporation (the "Bond Insurer"). Pursuant to the Insurance Agreement, the Bond Insurer delivered to the trustee for the Revenue Bonds separate financial guaranty insurance policies (the "Policies") insuring the payment of the principal of (but not premium) and interest on the related Revenue Bonds when due.

Pursuant to the respective Trust Indentures and in order to induce Ambac to issue the policies, the Company issued and delivered to the Trustee as further security for the payment of principal of (but not premium) and interest on the respective Revenue Bonds two new series of its general mortgage bonds (collectively, the "Mortgage Bonds") under its General Mortgage Indenture and Deed of Trust with The Bank of New York, as trustee, dated as of January 1, 1998 (as supplemented, the "1998 Mortgage"), each in an aggregate principal amount equal to the principal amount of the related Revenue Bonds. The Mortgage Bonds were issued to the Trustee to secure repayment to the Trustee of amounts due on the related Revenue Bonds. The Mortgage Bonds were issued upon the basis of the issuance to The Bank of New York, as trustee under the 1998 Mortgage, of two new series of first mortgage bonds of the Company (collectively, the "First Mortgage Bonds"), each in a like principal amount to the related Revenue Bonds, under the Company’s Indenture to The Bank of New York, as successor trustee, dated as of August 1, 1930 (as supplemented and amended, the "1930 Mortgage," and together with the 1998 Mortgage, the "Mortgage"). The First Mortgage Bonds and the Mortgage Bonds are referred collectively herein as the "Bonds."

2.	Issue, renewal or guaranty:

Issue.

3.	Principal amount of each security:

$100,000,000 Air Quality Facilities Note, Series 2005-A

$6,450,000 Waste Water Facilities Note, Series 2005-A

$100,000,000 Mortgage Bonds, Guarantee Series A of 2005 due 2029

$6,450,000 Mortgage Bonds, Guarantee Series B of 2005 due 2029

$100,000,000 First Mortgage Bonds, Pledge Series A of 2005 due 2029

$6,450,000 First Mortgage Bonds, Pledge Series B of 2005 due 2029

4.	Rate of interest per annum of each security:

Upon their issuance on April 6, 2005, the Revenue Bonds began accruing interest at a Dutch Auction Rate determined pursuant to certain Dutch Auction Procedures described in Appendix E to the Official Statement dated March 21, 2005, as supplemented, that was distributed in connection with the issuance of the Revenue Bonds. The first auction will occur on May 9, 2005, and the first interest payment will be May 10, 2005. Following this initial Dutch Auction Rate Period, interest on the Revenue Bonds will continue to be adjusted based upon 35-day Dutch Auction Rate Periods unless converted to a different Dutch Auction Rate Period or a different interest rate mode by the Company. The permitted interest rate modes are a Daily Rate, a Weekly Rate, a Commercial Paper Rate, a Semi-Annual Rate, an Annual Rate, a Two-Year Rate, a Three-Year Rate, a Five-Year Rate, a Long-Term Rate or a Dutch Auction Rate.

The respective Notes and Mortgage Bonds will accrue interest at the same rate of interest as the related Revenue Bonds, but such interest will be payable under the respective Mortgage Bonds only in the event of a redemption thereof in connection with a declaration of acceleration of maturity of the related Revenue Bonds. The respective First Mortgage Bonds will accrue interest at the same rate of interest as the related Mortgage Bonds, but such interest will be payable under the respective First Mortgage Bonds only in the event of a redemption thereof in connection with a redemption of the related Mortgage Bonds.

5.	Date of issue, renewal or guaranty of each security:

April 6, 2005.

6.	If renewal of security, give date of original issue:

Not applicable.

7.	Date of maturity of each security:

April 1, 2029.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

The Notes and the Mortgage Bonds were issued to the respective trustees for the Revenue Bonds, which is in each case J.P. Morgan Trust Company, National Association. The First Mortgage Bonds were issued to The Bank of New York, as trustee under the 1998 Mortgage.

9.	Collateral given with each security:

The Notes are an unsecured obligation of Ohio Edison. The Mortgage, which secures the Bonds and all other mortgage bonds of Ohio Edison, serves as a direct first mortgage lien on substantially all property and franchises, other than specifically excepted property, owned by Ohio Edison.

10.	Consideration given for each security:

Ohio Edison issued the Notes and the Bonds in consideration of the loan by the respective Authority to Ohio Edison of the proceeds of the sale of the related Revenue Bonds and, in the case of the issuance of the Bonds, the Bond Insurer’s issuance of the respective Policies.

11.	Application of proceeds of each security:

The proceeds of the Air Bonds will be used, together with funds provided by Ohio Edison, to redeem on or about May 6, 2005 all of the Authority’s outstanding State of Ohio Pollution Control Revenue Refunding Bonds, 1993 Series A and B (Ohio Edison Company Project).

The proceeds of the Water Bonds will be used, together with funds provided by Ohio Edison, to redeem on or about May 6, 2005 all of the outstanding State of Ohio Pollution Control Revenue Refunding Bonds, 1993 Series (Ohio Edison Company Project).

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

(a)	the provisions contained in the first sentence of Section 6(b) [ ]

(b)	the provisions contained in the fourth sentence of Section 6(b) [ ]

(c)	the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.
If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.
If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.	If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52.

THE OHIO EDISON COMPANY
By: /s/ Randy Scilla Randy Scilla Assistant Treasurer
Dated: April 27, 2005